March 30, 2005

Mail Stop 3-8

By Facsimile and U.S. Mail


Mr. Allan G. Siemek
Vice President and Treasurer
NBC Acquisition Corp.
4700 South 19th Street
Lincoln, NE 68501


		RE:	NBC Acquisition Corp. Item 4.02 Form 8-K filed
March
28, 2005
			File No.  333-48225

			Nebraska Book Company Item 4.02 Form 8-K filed
March
28, 2005
			File No.  333-48221

Dear Mr. Siemek:

	We have reviewed your Item 4.02 Form 8-K`s for compliance with the form requirements and have the following comment.

	Please amend your reports to include all of the information required by Item 4.02(a) of Form 8-K, including a brief description of the facts underlying the conclusion to the extent known to you at the time of filing. As such, please disclose the amount of the restatement and the specific periods involved.

	You should file an amendment in response to this comment on or before April 6, 2005.

	If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 942-
7781.

							Sincerely,



							Anthony Watson
						Staff Accountant

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March 30, 2005
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